SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of November, 2003

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                VIRGIN EXPRESS - JUST ANOTHER HIGH FARES AIRLINE


Ryanair, Europe's largest low fares airline, today (24th Nov 03) welcomed the Q3 results announcement by Virgin Express - Belgium's high fares airline - which proves that Virgin Express is neither a low cost nor a low fares airline. Commenting today on Virgin Express's figures, Ryanair's Chief Executive, Michael O'Leary said;

    "Virgin Express's average one way fare, as confirmed by their results released this morning, is almost EUR80. This is almost double the Ryanair average fare of EUR46 and some 20% higher than Easyjet's average fare of EUR68. The problem for Virgin Express is that their fares are much too high, and they can't compete with real low fares airlines. All they can do is complain about the competition. Virgin Express claim they want a "level playing field", but when they were offered a level playing field by Brussels Charleroi Airport both two years ago and again two weeks ago, they turned it down in both cases. Virgin Express are afraid to come to Charleroi because they can't compete with Ryanair's fares.
    "Of the three "so called" low fares airlines (Ryanair, Easyjet and Virgin Express), Virgin Express charges by far the highest fares. Also Virgin Express has the highest costs per passenger and Virgin Express generates the smallest ancillary sales as the following table illustrates.

                                Ryanair                Easyjet             Virgin Express
                          Half Year to 30/9/03   Half Year to 30/9/03      Q.3 to 30/9/03
    Ave. Pass. Fare              EUR46                  EUR68                 EUR80
    Other sales per pass.       EUR6.40                EUR3.80               EUR2.46
    Ave. Cost per pass.          EUR36                  EUR62                 EUR79

    "The problem for Virgin Express is that they are just another high cost, high fares airline. They can't compete with Ryanair's low fares, in fact they can't compete with anybody's low fares. Earlier this year Virgin Express cancelled their plans to launch a base in Cologne Bonn Airport because of competition from Hapag Lloyd Express and Germanwings.

    "Ryanair's low cost base at Brussels Charleroi has been offered to, and twice rejected by Virgin Express. They prefer to cover up their high fares and high costs by claiming - falsely - that Ryanair receives State Aid at Charleroi. Ryanair has negotiated a low cost base at Charleroi and Ryanair passes it to consumers in lower fares. Virgin Express could do likewise, but Virgin Express don't really want to sell low fares.

    "Virgin Express want the low cost base at Charleroi to be increased, so that Belgian consumers and visitors are forced to pay higher fares. The only way for Virgin Express's results to improve is if their competitors are forced to pay higher costs and charge higher fares.

    "Ryanair will continue to lower fares, we will continue to expand our low cost base at Brussels Charleroi, and we suggest that Virgin Express do likewise. The future success of Virgin Express depends on competing with other airlines, by offering low fares and not just complaining about competitors."


Ends.

For further information
please contact:Paul FitzsimmonsPauline McAlester
RyanairMurray Consultants
Tel. 353-1-8121212Tel. 353-1-4980300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  24 November 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director